Exhibit 14.1

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Amendment No.2 to the Registration Statement on Form F-4 of Sanofi-Synthelabo (No. 333-112314), in the Prospectus included herein and in the Registration Statement on Form S-8 (No. 333-107238), of our report dated March 22, 2004, with respect to the consolidated financial statements of Sanofi-Synthelabo included in this Annual Report on Form 20-F for the year ended December 31, 2003.

ERNST & YOUNG Audit

Represented by Valérie Quint and Jean-Claude Lomberget

/s/   Valérie Quint   /s/   Jean-Claude Lomberget

Valérie Quint   Jean-Claude Lomberget

Paris, France

April 02, 2004